UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Retractable Technologies, Inc.

(Name of Subject Company [issuer] and Filing Person [offeror])

Class B Convertible Preferred Stock

(Title of Class of Securities)

76129W204; 76129W501; 76129W303; 76129W600; and 76129W709

(CUSIP Numbers of Class of Securities)

Douglas W. Cowan

Vice President and Chief Financial Officer

Retractable Technologies, Inc.

511 Lobo Lane

P.O. Box 9

Little Elm, TX 75068

(888) 806-2626

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$759,672	$88.20

*  Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes the exchange of 2,279,016 shares of Class B Convertible Preferred Stock par value $1.00 per share (the “Preferred Stock”) for cash and common stock (no par value) of Retractable Technologies, Inc. The Transaction Valuation amount is based upon one-third of the par value of the securities to be acquired because Retractable Technologies, Inc. has an accumulated capital deficit.  The filing fee, calculated in accordance with Exchange Act Rule 0-11, as amended by Fee Rate Advisory No. 5 for Fiscal Year 2011, equals $116.10 per $1,000,000 of the value of the transaction.

☑  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$88.20
Form or Registration No:	SC TO-I
Filing Party:	Retractable Technologies, Inc.
Date Filed:	September 12, 2011

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 1 TO SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed by Retractable Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 12, 2011 (the “Schedule TO”) in which the Company offers to exchange Class B Convertible Preferred Stock (the “Preferred Stock”) for cash and the Company’s Common Stock, subject to the terms and conditions in the OFFER TO EXCHANGE ISSUED AND OUTSTANDING SHARES OF OUR PREFERRED STOCK FOR SHARES OF OUR COMMON STOCK AND CASH dated September 12, 2011, set forth in Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange” or “Offering Memorandum”).

Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented with the information set forth in the Supplement to the Offer to Exchange (Exhibit (a)(1)(E) hereto) under THIS EXCHANGE OFFER, which is incorporated herein by reference.

Item 10. Financial Statements

Item 10(b) of the Schedule TO is hereby amended and supplemented with information set forth in the Supplement to the Offer to Exchange (Exhibit (a)(1)(E) hereto) under PRO FORMA FINANCIAL INFORMATION, which is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offering Memorandum (Offer to Exchange) dated September 12, 2011**

(a)(1)(B)	Form of Initial Communication**

(a)(1)(C)	Form of Communication-Letter of Transmittal**

(a)(1)(D)	Form of Communication-Reminder Notice**

(a)(1)(E)	Supplement to Offer to Exchange*

(a)(1)(F)	Form of Communication*

(d)(1)	Restated Certificate of Formation with Certificates of Designation, Preferences, Rights and Limitations of Class B Preferred Stock (all Series)**

(d)(2)	Retractable Technologies, Inc. 2008 Stock Option Plan and forms of agreements**

(d)(3)	1999 Stock Option Plan and forms of agreements**

(d)(4)	Thomas J. Shaw Nonqualified Stock Option Agreement Issued Outside of Any Plan**

(d)(5)	Loan Agreement among RTI, Katie Petroleum, and Thomas J. Shaw as of the 30th day of September, 2002 and Promissory Note**

(d)(6)	Voting Agreement Between Thomas J. Shaw and Suzanne August dated November 8, 2006**

*	Filed herewith
**	Previously filed as an exhibit to Schedule TO on September 12, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

RETRACTABLE TECHNOLOGIES, INC.
(Registrant)

BY:	/s/ Thomas J. Shaw
THOMAS J. SHAW
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DATE: September 29, 2011